SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number: 33-99982

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Voyager Learning Profit Sharing Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Voyager Learning Company

789 E. Eisenhower Pkwy.

Ann Arbor, MI 48108

VOYAGER LEARNING PROFIT SHARING

RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2007 and 2006

(With Report of Independent Registered

Public Accounting Firm Thereon)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

Ann Arbor, Michigan

FINANCIAL STATEMENTS

December  31, 2007 and 2006

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee

Voyager Learning Company

Ann Arbor, Michigan

RE: Voyager Learning Profit Sharing Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of the Voyager Learning Profit Sharing Retirement Plan (“Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements as a whole.

Crowe Chizek and Company LLC

South Bend, Indiana

June 25, 2008

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments
Voyager Learning Company common stock	$65,952	$328,778
Common stock	5,521,819	13,378,665
Mutual funds	70,088,478	123,732,810
Common/collective fund	21,734,609	32,203,500
Cash equivalents	4,264,181	4,595,824
Participant loans	403,877	2,643,083

Total investments (at fair value)	102,078,916	176,882,660

Receivables
Company contributions	781,137	2,718,621
Participant contributions	12	644
Other	141	2,461

Total receivables	781,290	2,721,726

Total assets	102,860,206	179,604,386

LIABILITIES
Other liabilities	38,326	95,583

Total liabilities	38,326	95,583

Net assets reflecting all investments at fair value	102,821,880	179,508,803

Adjustment from fair value to contract value for fully benefit responsive contracts	164,784	386,123

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$102,986,664	$179,894,926

See accompanying notes to financial statements.	2

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$4,358,112	$4,797,328
Interest and dividend income	6,324,073	11,757,709
Participant loan interest	71,818	176,130

Total investment income	10,754,003	16,731,167

Contributions
Company contributions	781,137	2,718,621
Participants’ contributions	3,688,626	8,956,433
Participants’ rollovers	617,456	868,956

Total contributions	5,087,219	12,544,010

Total additions	15,841,222	29,275,177

Deductions from net assets attributed to:
Benefits paid to participants	42,425,484	34,080,920
Investment fees	206,267	109,501
Administrative fees	10,675	22,490

Total deductions	42,642,426	34,212,911

Net (decrease) before transfers	(26,801,204)	(4,937,734)

Transfers to the National Archive Publishing Company 401K Plan	—	(23,256,500)
Transfers to the OEConnection 401(K) Plan	—	(3,834,748)
Transfers to the Snap-on Incorporated 401(k) Plan	(2,305,801)	—
Transfers to the Cambridge Information Group, Inc. Retirement Savings Plan	(47,801,257)	—

Total transfers	(50,107,058)	(27,091,248)

Net (decrease) after transfers	(76,908,262)	(32,028,982)

Net assets available for plan benefits at beginning of year	179,894,926	211,923,908

Net assets available for plan benefits at end of year	$102,986,664	$179,894,926

See accompanying notes to financial statements.	3

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Voyager Learning Profit Sharing Retirement Plan (Plan), formerly the ProQuest Profit Sharing Retirement Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan, which covered 1,469 and 2,744 participants at December 31, 2007 and 2006, respectively, is a defined contribution plan covering all full-time and certain part-time employees of Voyager Learning Company, formerly ProQuest Company, (“Voyager”; “ProQuest”; “the Company”). The Plan covered employees of National Archive Publishing Company (“NAPC”) and OEConnection, LLC (“OEC”) (collectively referred to as the “Companies”) prior to their withdrawal from the Plan in 2006. NAPC was spun off from ProQuest effective October 28, 2005 at which time it adopted the Plan as an unrelated employer. OEC was a joint venture that was entered into on July 1, 2001 between ProQuest and three other members.

Effective June 30, 2007, Voyager Learning Company merged into ProQuest Company and the surviving company was renamed Voyager Learning Company. The Plan was amended effective June 30, 2007 to change the name to the Voyager Learning Profit Sharing Retirement Plan.

Effective February 9, 2007, ProQuest Company sold its ProQuest Information and Learning segment (“PIL”) to Cambridge Information Group, Inc. Therefore, the PIL employees were no longer allowed to participate in the Plan. All assets and liabilities attributable to PIL employees were transferred out of the Plan on April 16, 2007. The total amount transferred out of the Plan was $47,801,257.

Effective November 28, 2006, ProQuest Company sold ProQuest Business Solutions (PBS) to Snap-on Incorporated and PBS employees participation in the Plan ended as of that date. Participants with loan balances were transferred to the Snap-on plan April 13, 2007. The total amount transferred out of the Plan was $2,305,801.

Effective August 17, 2006, OEC employees were no longer allowed to participate in the Plan. OEC established its own defined contribution plan and during 2006, all assets and liabilities attributable to OEC employees were transferred out of the Plan. The total amount transferred out of the Plan was $3,834,748.

Effective March 1, 2006, NAPC employees were no longer allowed to participate in the Plan. NAPC established its own defined contribution plan and during 2006, all assets and liabilities attributable to NAPC employees were transferred out of the Plan. The total amount transferred out of the Plan was $23,256,500.

4

(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Effective March 9, 2006, the Voyager Learning Company Stock Fund, formerly the ProQuest Company Stock Fund, was frozen to new investments.

Employees are immediately eligible to participate in the Plan and may join or elect deferral percentage or investment election changes on any business day, effective at the next payroll processing date. The Plan is participant directed, and, therefore, participants are allowed to select the investment funds to which they wish to contribute. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Participants electing to make contributions to the Plan may contribute not less than 1% and no more than 50% of compensation. Contributions are limited in accordance with IRS regulations. Participants may allocate their contributions among the Plan’s funds, including 19 funds offered through Fidelity Investments, a party-in-interest investment, and the Voyager Learning Company Stock Fund (prior to March 9, 2006), also a party-in-interest to the plan. Participants who were employees of OEC or NAPC were not permitted to invest in the Company Stock Fund.

For 2007 and 2006, the Company contributed 1% of eligible participants’ annual compensation and an additional 1% to 2% based on the level of employee contributions. Additional amounts may be contributed at the option of the Company’s board of directors. No such additional amounts were contributed to the Plan for the years ended December 31, 2007 or 2006.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and an allocation of the Company contribution and plan earnings. Gains and losses resulting from market appreciation or depreciation, interest, and dividends are allocated on the basis of participants’ account balances.

Vesting: Participants are immediately vested in their contributions and the Company contributions, as well as any investment earnings on these contributions.

Payment of Benefits: Upon termination of employment with the Companies or other specified events, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump-sum amount or in installments.

Participant Loans: Participants can borrow the lesser of $50,000 or 50% of their vested account balance, subject to IRS limitations. Principal and interest are generally repaid through payroll deductions. The interest rate for participant loans is equal to the prime rate plus 1%, which was 7.25% and 8.25% as of December 31, 2007 and 2006, respectively.

5

(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements include the accounts of the Voyager Learning Profit Sharing Retirement Plan. The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual amounts may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan’s investment in employer securities.

Valuation of Investments and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange. The fair values of the Plan’s interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Plan trustee. The fair values of the fully benefit responsive investment contract has been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates. Money market fund investments and participant loans are reported at cost which approximates fair value.

Net assets available for plan benefits reflects the Plan’s interest in the contract value of the Managed Income Portfolio II Fund , because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for plan benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The fair value of the Plan’s investments is based on the beginning-of-the-year value of the Plan’s investments plus actual contributions (including transfers from other plans) and allocated investment income (loss), less actual distributions and allocated administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income on investments is recognized as earned.

6

(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSB delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Risks and Uncertainties: The Plan provides for various investment options in any combination of Voyager Common Stock, a common/collective fund, a privately managed equity fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Contributions: The Company contributed $781,137 and $2,718,621 to the Plan for the years ended December 31, 2007 and 2006, respectively. These contributions were calculated in accordance with the terms of the Plan. The participant contributions and rollovers totaled $4,306,082 and $9,825,389 for the years ended December 31, 2007 and 2006, respectively.

Payment of Benefits: Benefit distributions are recorded when paid.

7

(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Costs: Investment manager fees are offset against earnings on the related investments and allocated to participants. Participants were charged administrative fees, primarily for loan administration, of $10,675 and $22,490 in 2007 and 2006, respectively. The privately managed stock portfolio incurred management and administrative fees of $206,267 and $109,501 in 2007 and 2006 respectively. The Company paid certain other administrative expenses of the Plan.

NOTE 3 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 22, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The related trust is, therefore, exempt from tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust is exempt from income taxes. In January 2007, the Plan filed for a new letter of determination with the Internal Revenue Service.

NOTE 4 – INVESTMENTS

The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Investments at fair value as determined by quoted market prices:
Fidelity Investment Funds
Spartan US Equity Index	$6,009,631	$11,424,790
Contrafund	11,624,662	18,277,743
Diversified International	6,624,043	11,955,832
Freedom 2010	7,675,080	10,831,045
Freedom 2020	5,994,995	13,234,555
Neuberger Berman Trust Portfolio – Partners Trust	5,609,680	11,311,434
Investments at fair value as determined by trustee:
Managed Income Portfolio II
(Contract Value: 2007 – $21,899,393 and 2006 – $32,589,623)	21,734,609	32,203,500

8

(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 4 – INVESTMENTS (Continued)

The components of investment income are as follows for the years ended December 31, 2007 and 2006:

	2007	2006
Net appreciation (depreciation) in fair value of investments
Mutual funds	$4,974,511	$3,540,309
Common stock	(565,962)	1,993,721
Voyager Learning Company common stock	(50,437)	—
ProQuest Company common stock	—	(736,702)

	4,358,112	4,797,328
Interest	1,324,132	1,699,593
Dividends	4,999,941	10,058,116

Interest and dividend income	6,324,073	11,757,709

Participant loan interest	71,818	176,130

Trust income	$10,754,003	$16,731,167

NOTE 5 – TERMINATION PRIORITIES OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. Participants are 100% vested in their accounts, and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2007 to the Form 5500:

Net assets available for plan benefits per the financial statements	$102,986,664
Less: Adjustment from fair value to contract value of fully benefit responsive contracts	(164,784)

Net assets available for plan benefits per the Form 5500	$102,821,880

9

(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of the total additions per the financial statements for the year ended December 31, 2007 to the Form 5500:

Total additions per the financial statements	$15,841,222
Plus: Change in adjustment from fair value to contract value of fully benefit responsive investment contracts	221,339

Total income per the Form 5500	$16,062,561

The following is a reconciliation of the total deductions per the financial statements for the year ended December 31, 2007 to the Form 5500:

Total deductions per the financial statements	$42,642,426
Less: Offset of participant loans deemed distributed	(10,971)

Total expenses per the Form 5500	$42,631,455

The following is a reconciliation of the total transfers per the financial statements for the year ended December 31, 2007 to the Form 5500:

Total transfers per the financial statements	$(50,107,058)
Plus: Transfer of participant loans deemed distributed	6,008

Total transfers per the Form 5500	$(50,101,050)

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2006 to the Form 5500:

Net assets available for plan benefits per the financial statements	$179,894,926
Less: Adjustment from fair value to contract value of fully benefit responsive contracts	(386,123)
Less: Participant loans deemed distributed	(16,979)

Net assets available for plan benefits per the Form 5500	$179,491,824

10

(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 7 – PARTIES IN INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others. At December 31, 2007 and 2006, certain investments of the Plan were held in investment funds which were managed by Fidelity, the trustee of the Plan. Therefore, these transactions represent exempt party-in-interest transactions which are not prohibited by the Department of Labor. Expenses in the amount of $216,942 were paid to Wachovia Trust Company, Private Capital Management, Fidelity Investments, and REDW Trust Company which qualify as party-in-interest transactions. The Plan held 9,224 and 31,462 shares of common stock issued by Voyager Learning Company (formerly ProQuest Company) as of December 31, 2007 and 2006, which qualifies as a party-in-interest investment. The Voyager Learning Company (formerly ProQuest Company) common stock depreciated in value by $50,437 and $736,702 for the plan years ended December 31, 2007 and 2006. Further, participant loans qualify as party-in-interest transactions.

11

SUPPLEMENTAL INFORMATION

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Plan Sponsor:	Voyager Learning Company
Employer Identification Number:	36-3580106
Plan Number:	101

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, par, or maturity value		(d) Cost	(e) Current Value

*	Fidelity Investments	Institutional Cash Portfolio	999 shares	#	$999
*	Fidelity Investments	Retirement Money Market	3,779,856 shares	#	3,779,856
	Wachovia Securities	Cash Accumulation Trust	483,326 shares	#	483,326
*	Fidelity Management Trust Company	Managed Income Portfolio II	21,899,393 shares	#	21,734,609
*	Fidelity Investments	U.S. Equity Index	115,793 shares	#	6,009,631
*	Fidelity Investments	Contrafund	159,002 shares	#	11,624,662
*	Fidelity Investments	Intermediate Bond	330,555 shares	#	3,355,137
*	Fidelity Investments	Capital Appreciation	127,765 shares	#	3,419,031
*	Fidelity Investments	Diversified International	166,016 shares	#	6,624,043
*	Fidelity Investments	Small Cap Stock	43,027 shares	#	749,969
*	Fidelity Investments	Freedom Income	81,913 shares	#	937,902
*	Fidelity Investments	Freedom 2000	197,861 shares	#	2,447,535
*	Fidelity Investments	Freedom 2010	517,887 shares	#	7,675,080
*	Fidelity Investments	Freedom 2020	379,190 shares	#	5,994,995
*	Fidelity Investments	Freedom 2030	222,514 shares	#	3,675,934
*	Fidelity Investments	Freedom 2040	5,754 shares	#	834,386
*	Fidelity Investments	Freedom 2050	1,968 shares	#	22,491
*	Fidelity Investments	Strategic Large Cap Value	84,394 shares	#	1,223,707
*	Fidelity Investments	Strategic Mid Cap Value	93,291 shares	#	1,518,771
*	Fidelity Investments	Strategic Large Cap Growth	66,052 shares	#	707,416
*	Fidelity Investments	Strategic Mid Cap Growth	61,177 shares	#	827,111
	Harris Associates L.P.	Oakmark Select Fund – Class I	20,242 shares	#	515,352
	Harris Associates L.P.	Oakmark Equity Income – Class I	15,018 shares	#	403,683
	Neuberger Berman Trust Portfolio	NB Genesis Trust	78,375 shares	#	3,862,298
	Neuberger Berman Trust Portfolio	Partners Trust	221,727 shares	#	5,609,680
	TCW Group, Inc.	TCW Galileo Select Equities N	4,496 shares	#	85,703
	Calamos Investment Advisors	Calamos Growth A	25,060 shares	#	1,469,773
	Van Kampen Investments, Inc.	Van Kampen Growth & Income A	16,659 shares	#	354,013
	Asset Management Group of Hawaii	Pacific Capital Small Cap-Class Y	9,289 shares	#	140,175

*	Party-in-interest investment, but not prohibited by ERISA
#	Investments are participant directed, therefore, historical cost information is not required

13

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2007

Plan Sponsor:	Voyager Learning Company
Employer Identification Number:	36-3580106
Plan Number:	101

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, par, or maturity value		(d) Cost	(e) Current Value

	Avatar Holdings Inc.	Common stock	1,700 shares	#	71,094
	Bank of Hawaii Corporation	Common stock	3,700 shares	#	189,218
	BEA Systems, Inc.	Common stock	10,200 shares	#	160,956
	Bear Stearns Companies Inc.	Common stock	2,400 shares	#	211,800
	Boyd Gaming Corporation	Common stock	4,100 shares	#	139,687
	Brookline Bancorp, Inc.	Common stock	11,600 shares	#	117,856
	CA, Inc.	Common stock	15,700 shares	#	391,715
	Center Bancorp, Inc.	Common stock	6,000 shares	#	66,360
	Central Pacific Financial Corp.	Common stock	2,500 shares	#	46,150
	Dundee Corporation	Common stock, Class A	8,200 shares	#	153,759
	Eastman Kodak Company	Common stock	12,700 shares	#	277,749
	First Citizens Bancshares Inc.	Common stock	500 shares	#	72,925
	First Defiance Financial Corp.	Common stock	3,400 shares	#	74,868
	First Financial Holdings Inc.	Common stock	2,900 shares	#	79,518
	First Niagra Financial Group Inc.	Common stock	4,200 shares	#	50,568
	Fulton Financial Corporation	Common stock	5,500 shares	#	61,710
	Glacier Bancorp, Inc.	Common stock	4,450 shares	#	83,393
	Harrah’s Entertainment Inc.	Common stock	1,800 shares	#	159,750
	Hearst-Argyle Television, Inc.	Common stock	8,000 shares	#	176,880
	Hewlett-Packard Company	Common stock	4,100 shares	#	206,968
	International Business Machines	Common stock	2,200 shares	#	237,820
	International Game Technology	Common stock	2,700 shares	#	118,611
	John Wiley & Sons Inc.	Common stock	4,200 shares	#	179,928
	Lehman Brothers Holding Inc.	Common stock	1,500 shares	#	98,160
	Marcus Corporation	Common stock	4,900 shares	#	75,705
	MGM Mirage	Common stock	5,500 shares	#	462,110
	Motorola Incorporated.	Common stock	6,200 shares	#	99,448
	MutualFirst Financial, Inc.	Common stock	4,567 shares	#	63,664
	Novellus Systems, Inc.	Common stock	2,500 shares	#	68,925
	Raymond James Financial Inc.	Common stock	6,000 shares	#	195,960

*	Party-in-interest investment, but not prohibited by ERISA
#	Investments are participant directed, therefore, historical cost information is not required

14

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2007

Plan Sponsor:	Voyager Learning Company
Employer Identification Number:	36-3580106
Plan Number:	101

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(C) Description of investment, including maturity date, rate of interest, par, or maturity value		(d) Cost	(e) Current Value

	Royal Caribbean Cruises, Ltd.	Common stock	5,000 shares	#	212,200
	Sprint Nextel Corporation	Common stock	4,400 shares	#	57,772
	Sterling Financial Corporation	Common stock	2,800 shares	#	47,012
	Suffolk Bancorp	Common stock	2,900 shares	#	89,059
	Symantec Corporation	Common stock	16,300 shares	#	263,082
	TF Financial Corporation	Common stock	3,700 shares	#	91,168
	TierOne Corporation	Common stock	3,200 shares	#	70,880
	Valley National Bancorp	Common stock	7,575 shares	#	144,380
	WSFS Financial Corporation	Common stock	1,500 shares	#	75,300
	Xerox Corporation	Common stock	4,800shares	#	77,712
*	Voyager Learning Company	Common stock	9,224 shares	#	65,952
*	Participant loans	Varying maturities; interest rates from 5% to 10.5%			403,876

					$102,078,916

*	Party-in-interest investment, but not prohibited by ERISA
#	Investments are participant directed, therefore, historical cost information is not required

15

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN

Dallas, Texas

SIGNATURES

Date: June 27, 2008	Voyager Learning Profit Sharing Retirement Plan

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Richard J. Surratt

Richard J. Surratt

Senior Vice President and

Chief Financial Officer

*	Party-in-interest investment, but not prohibited by ERISA
#	Investments are participant directed, therefore, historical cost information is not required

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